Exhibit 4

Summit Capital, LLC
5400 LBJ Freeway
Suite 1470
Dallas, TX 75240
(972) 982-8653
(972) 982-8655 fax

April 8, 2003
Ms. Sherry Wilzig Izak Chairman & CEO Wilshire Oil Company of Texas 921 Bergen Avenue Jersey City, NJ 07306-4204	SENT VIA FEDEX

RE: Offer to Purchase Shares of Wilshire Oil Company of Texas

Dear Ms. Izak:

Over the past year we have been acquiring shares of WOC. As I attempted to explain at our meeting last summer, I believe the company could be run in a manner that would be better for all the shareholders (owners) of the company. I also firmly believe the current stock price reflects the market opinion that Wilshire is not being run in the best interest of the shareholders at present. Nothing personal - but the facts are the facts and the price of Wilshire continues to trade in the $3.50 - $3.70 per share range.

I read recently that your family has significantly more shares of Wilshire than was previously disclosed to the SEC. Given this new information I am writing you to express an interest in buying all of your family’s (and any other related entities) interest in WOC. Upon an agreement on a price I can assure you a very quick closing.

Please call me directly at (972) 982-8653 to discuss this matter in more detail. I look forward to hearing from you soon.

Sincerely,

/s/ Kevin C. McTavish

Kevin C. McTavish
President

CC:	Don Glendenning Owen Blicksilver